Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund during the period July 14, 2011 through August 8, 2011.  All of the acquisitions were effected on the New York Stock Exchange through brokers except for the Common Shares acquired on August 5, 2011, pursuant to a dividend reinvestment plan (“DRIP”) of the Issuer.

Transaction Date	Nature of Transaction	Quantity of Shares	Price and/or Weighted Average Price Per Share ($)	Range of Price Paid per Share ($)
7/25/2011	Purchase	14,000	12.5000
7/26/2011	Purchase	22,100	12.5258	12.50	-	12.54
7/27/2011	Purchase	85,994	12.5368	12.51	-	12.54
7/28/2011	Purchase	87,567	12.5715	12.54	-	12.59
7/29/2011	Purchase	290,330	12.6001	12.5599	-	12.64
8/5/2011	DRIP	17,379	12.8726
8/8/2011	Purchase	158,979	12.5616	12.47	-	12.63